                          March 30, 2016

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

RRe:	Pacman Media, Inc. Registration Statement on Form S-1 Filed December 16, 2015 File No. 333-202771

Dear Maryse Mills-Apenteng,

This letter sets forth the response of Pacman Media Inc. (the "Company") to the comment of the reviewing staff (“Staff”) of the Securities and Exchange Commission (“Commission”) in connection with the above-referenced filing as set forth in the letter of December 21, 2015.

You have informed us that the Company failed in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. You've stated that the Company failed to update its financial statements and related disclosure pursuant to Rule 8-08 of Regulation S-X.

We have put our best efforts to bring the financial statements up to date and revise the S-1 throughout, accordingly.

The Company hereby acknowledges that:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, /s/ Dave Evans David Mark Evans, Director